Icebrkr

PROFIT AND LOSS BY CUSTOMER

January - December 2018

	NOT SPECIFIED	TOTAL
Income		
Discounts/Refunds Given	90.00	$90.00
Total Income	**$90.00**	**$90.00**
GROSS PROFIT	**$90.00**	**$90.00**
Expenses		
Advertising & Marketing	2,138.35	$2,138.35
Advertising/Promotional	8.00	$8.00
Bank Charges & Fees	83.00	$83.00
Contractors	53,805.36	$53,805.36
Events/Professional Dev	69.48	$69.48
Job Supplies	187.44	$187.44
Legal & Professional Services	107.91	$107.91
Meals & Entertainment	1,850.00	$1,850.00
Office Supplies & Software	6,274.34	$6,274.34
Organizational Costs	430.63	$430.63
Other Business Expenses	85.55	$85.55
Reimbursable Expenses	820.63	$820.63
Rent & Lease	225.00	$225.00
Travel	2,145.10	$2,145.10
Total Expenses	**$68,230.79**	**$68,230.79**
NET OPERATING INCOME	**$ -68,140.79**	**$ -68,140.79**
Other Income		
Friends and Family	1,666.00	$1,666.00
Total Other Income	**$1,666.00**	**$1,666.00**
NET OTHER INCOME	**$1,666.00**	**$1,666.00**
NET INCOME	**$ -66,474.79**	**$ -66,474.79**